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                                                                  Exhibit (a)(8)

NEWS For Immediate Release

                                  Contact:          Louise Moyer
                                                    Penske Truck Leasing
                                                    (610) 775-6408


PENSKE TRUCK LEASING COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES OF ROLLINS TRUCK LEASING CORP.



         Reading, PA (January 24, 2001) - Penske Truck Leasing Co., L.P., based in Reading, PA, announced today the commencement of a tender offer to acquire all of the outstanding shares of common stock (including the associated rights) of Rollins Truck Leasing Corp. (NYSE: RLC), based in Wilmington, Del., for $13.00 net per share in cash.



         The tender offer is being made pursuant to the Agreement and Plan of Merger by and among Penske Truck Leasing Co., L.P., Sun Acquisition Corporation, an indirect wholly owned subsidiary of Penske Truck Leasing, and Rollins Truck Leasing Corp., which the parties entered into and announced on January 15, 2001. The tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, February 21, 2001, unless extended in accordance with the Merger Agreement and applicable law.



         The consummation of the tender offer is subject to customary closing conditions, including that a majority of the outstanding Rollins shares are tendered, that the Hart-Scott-Rodino waiting period expires or is terminated and that Rollins maintain tangible net equity of at least $321 million until the tender offer is completed.



         Georgeson Shareholder Securities Corporation is acting as Dealer Manager for the tender offer and Corporate Investors Communications, Inc. is acting as Information Agent.



         Penske Truck Leasing is a global transportation services provider headquartered in Reading, Pa., with annual revenues of approximately $2.7 billion. The company operates more than 144,000 heavy-, medium-, and light-duty trucks and serves customers from approximately 750 locations in the United States, Canada, Mexico, South America and Europe. Product lines include full-service leasing, contract maintenance, commercial and consumer rental, integrated logistics services and supply chain management.



         Rollins Truck Leasing Corp. is a national full-service truck leasing and rental company, which services more than 53,000 vehicles under various lease and maintenance agreements from approximately 270 locations in the U.S. and Canada.
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         THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN
OFFER TO SELL SHARES. PENSKE TRUCK LEASING HAS FILED A TENDER OFFER STATEMENT WITH THE SEC AND ROLLINS HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS OF ROLLINS ARE URGED TO READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REFERENCED IN THIS PRESS RELEASE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED BY PENSKE TRUCK LEASING AND ROLLINS WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV AND FROM PENSKE TRUCK LEASING OR ROLLINS.

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